OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70780

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAM E OFFIRM: Provenance Capital Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1519 Woodlark Dr
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Hajek	678-679-8640	angela@provenancegroup.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond LLP
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jim Pines__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Provenance Capital Services LLC__, as of __12/31__, __2023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


MARILENA TANASESCU
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
April 05, 2024

Signature: _____

Title:
CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PROVENANCE CAPITAL SERVICES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2023

Provenance Capital Services, LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2023





Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Provenance Capital Services LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Provenance Capital Services LLC (the "Company") as of December 31, 2023, and the related statements of operations, Member's and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond PLLC

Fredericksburg, Texas
February 28, 2024

We have served as the auditor for Provenance Capital Services LLC since 2023.

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

Provenance Capital Services, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2023

ASSETS

Cash	$	93,936
Accounts Receivable		70,357
Due From Related Parties		240
Prepaid Expenses		36,592
TOTAL ASSETS	**$**	**201,125**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable & Accrued Liabilities	$	40,252
TOTAL LIABLITIES	**$**	**40,252**
MEMBER'S EQUITY	**$**	**160,873**
TOTAL LIABILITIES AND MEMER'S EQUITY	**$**	**201,125**

See notes to financial statements.

Provenance Capital Services, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2023

REVENUES		
Success Fees	$	319,613
Retainers		230,000
TOTAL REVENUES	**$**	**549,613**
EXPENSES		
Compensation & Benefits	$	946,881
Professional Fees		58,265
Regulatory Fees		31,003
Technology, Data, & Communications		122,687
Travel & Entertainment		19,826
Occupancy & Equipment		1,800
Other Expenses		62,783
TOTAL EXPENSES	**$**	**1,243,245**
NET LOSS	**$**	**(693,632)**

Provenance Capital Services, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2023

BALANCE AT DECEMBER 31, 2022	**$ 695,145**
Contributions	159,360
Distributions	-
Net Loss	(693,632)
BALANCE AT DECEMBER 31, 2023	**$ 160,873**

See notes to financial statements.

Provenance Capital Services, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (693,632)
Adjustments to reconcile net income to net cash provided by operating activities	
Prepaid Expenses	(11,766)
Accounts Receivable	(41,397)
Accounts Payable & Accrued Expenses	(46,649)
Net Cash Provided by Operating Activities	**$ (793,444)**

CASH FLOWS FROM INVESTING ACTIVITIES

CRD Deposit	$ 4,754
Net Cash Used in Investing Activities	**$ 4,754**

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions	$ 159,360
Net Cash Used in Financing Activities	**$ 159,360**

NET DECREASE IN CASH	(629,330)
CASH AT BEGINNING OF YEAR	723,266
CASH BALANCE AT DECEMBER 31, 2023	$ 93,936

See notes to financial statements.

Provenance Capital Services, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

1. Organization and Nature of Business

Provenance Capital Services, LLC (the Company) is a Delaware Limited Liability Company and a registered broker-dealer with the Securities and Exchange Commission (SEC) and member with the Financial Industry Regulatory Authority (FINRA). The Company operates as a placement agent specializing in private placement of securities.

2. Significant Accounting and Reporting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounts Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2023, and is not necessarily indicative of the results for any future period.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains its cash in a bank deposit account(s) which, at times, may exceed the federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2023, the Company had no cash equivalents.

2. **Significant Accounting and Reporting Policies – Continued**

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments,* which significantly changed the way entities recognize and record credit losses on financial instruments such as loans, loan commitments, and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

The Company's accounts receivable consists of trade receivables for the private placement of securities. The Company regularly reviews its accounts receivables for any bad debts. As such, the Company regularly reviews its accounts receivables for any bad debts based on the analysis of the Company's collection experience and customer worthiness. At December 31, 2023, the Company had $70,357 in net receivables from executed contracts.

Revenue

The Company recognizes *Revenue from Contracts with Customers* in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration within the transaction price to the extent that is probable that a significant reversal of revenue will not occur when the uncertainty is subsequently resolved. Services within the scope of ASC Topic 606 include private securities placement, investment banking, and merger and acquisition (M&A) services.

Investment banking and M&A services include agreements to provide advisory services to customers for which they will charge the customer fees. The Company provides corporate finance and financial advisory services such as private placements of debt and equity, mergers, and acquisitions (M&A) (sell-side and buy-side), recapitalization, accessing public debt and equity markets, valuations and fairness opinions, and business and strategic advice.

2. **Significant Accounting and Reporting Policies – Continued**

Revenue – Continued
Revenues from fees arising from private securities placement in which the Company acts as agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Fees are recorded based upon the capital commitments obtained as of the closing for the respective placement when all performance obligations to the client have been completed.
In certain engagements, clients are assessed nonrefundable retainer fees. These retainer fees are either up-front payments paid solely in consideration of the engagement by the client or fees which are in relation to a defined period, which could range from a single payment to recurring payments for the duration of the contract. Such periods vary in length depending on the engagement, and the fees are apportioned over the period covered by the retainer fee and are considered earned when the performance obligations are satisfied. Nonrefundable retainers which are not linked to a specific period of time are recognized when all performance obligations are satisfied. The Company has evaluated its nonrefundable retainer payments to ensure the fees related to a transfer of a good or service, as a direct distinct performance obligation in exchange for the retainer.
Success fees are owed to the Company on the closing of an M&A transaction, fairness opinion or similar transaction. The amount of the fee is stipulated in the Company's engagement contract with the client and is generally calculated as a percentage of the size of the relevant transaction or as a fixed fee. Success fees are recognized when the relevant investment banking transaction is closed. At December 31, 2023, the were $0 outstanding success fees.

Income Taxes
The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to the Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.
The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for the Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in 2023. A tax position includes any entity's status, including its status as a pass-through entity, and the decision to not file a tax return.
Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2023. The Company is not currently under audit by any tax jurisdiction.

Provenance Capital Services, LLC
NOTES TO THE FINANICAL STATEMENTS
For the Year Ended December 31, 2023

3. Related Parties
The Company is an affiliate of Provenance Capital Group, LLC. In connection with this relationship, the Company and Provenance Capital Group have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses under this agreement totaling $150. Included in the total is a provision for rent. The Company recorded rent totaling $1,200 related to the shared expense with the Affiliate.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.
At December 31, 2023, the Company had net capital of $53,684 which is $48,684 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 74.98%.

5. Operating Lease Obligations

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve (12) months. All such leases are to be classified as either finance or operating. The Company has no lease obligations that required recording or disclosures in the December 31, 2023, financial statements.

6. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2023, end of 2023, and during 2023.

7. Commitments and Contingencies

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

Provenance Capital Services, LLC

NOTES TO THE FINANCIAL SATEMENTS

For the Year Ended December 31, 2023

8. **Subsequent Events**

    Management has evaluated all events or transactions that occurred after December 31, 2023, through the date of the issued financial statements. The Company did not identify any material subsequent events requiring adjustments to or disclosure in the financial statements.

Provenance Capital Services, LLC

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2023

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	160,873
ADJUSTED NET WORTH		**160,873**
LESS:		
Non-Allowable Assets		
Prepaid Expenses		(36,592)
Accounts Receivable		(70,597)
Total Non-Allowable Assets		(107,189)
TENTATIVE NET CAPTIAL	**$**	**53,684**
HAIRCUTS ON SECURITIES		-
NET CAPITAL	**$**	**53,684**
Minimum dollar net capital requirement of reporting broker dealer (greater of $5,000 or 6-2/3% of AI)		5,000
EXCESS NET CAPITAL	**$**	**48,684**
TOTAL AGGREGATE INDEBTEDNESS		**40,252**
MINIMUM NET CAPITAL BASED ON AI		**2,683**
PERCENTAGE OF NET CAPITAL TO AI		**74.98%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

See accompanying report of independent registered public accounting firm.

Provenance Capital Services, LLC

SCHEDULE II

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2023

The Company is not required to file the above schedule as it is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

SCHEDULE III

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the Year Ended December 31, 2023

The Company is not required to file the above schedule as it is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

See accompanying report of independent registered public accounting firm.





Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2023

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

James Pines
Provenance Capital Services LLC
1519 Woodlark Drive
Northbrook, IL 60062

Dear James Pines:

We have reviewed management's statements, included in the accompanying Exemption Report provided to us, in which Provenance Capital Services LLC has indicated that it is not operating under an exemption pursuant to 17 C.F.R. § 15c3-3(k), but rather operates pursuant to Footnote 74 of SEC Release 34-70073 and that Provenance Capital Services LLC does not, directly or indirectly receive, hold, or owe funds or securities for or to customers other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and Provenance Capital Services LLC does not carry accounts of customers and Provenance Capital Services LLC does not carry proprietary accounts as defined in Rule 15c3-3. Provenance Capital Services LLC stated that it has met the requirements to operate pursuant to Footnote 74 of SEC Release 34-70073 throughout the most recent fiscal year without exception, or, with exception as noted in the representations of Exemption Report provided to us. Provenance Capital Services LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence ahout Provenance Capital Services LLC's compliance with its operations as such pertain to its operations under Footnote 74 of SEC Release 34-70073. A review is suhstantially less in scope than an examination, the ohjective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should he made to management's statements referred to above for them to he fairly stated, in all material respects, hased on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond PLLC

Fredericksburg, Texas
February 28, 2024



Provenance
CAPITAL GROUP

Provenance Capital Services, LLC
Exemption Report

Provenance Capital Services, LLC (the 'Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively private placements of securities (excluding EB-5 and Regulation A+) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Jim Pines, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jim Pines

boxSIGN   4WPF5325-46Q3YYN8

Jim Pines

CEO

Jan 12, 2024

01/12/2024





Tuttle & Bond, PLLC
Certified Public Accountants

Provenance Capital Services LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2023

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Pursuant to SEA Rule 17a-S(e)(4) Form SIPC-7

Provenance Capital Services LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2023, which were agreed to by Provenance Capital Services LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Provenance Capital Services LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Provenance Capital Services LLC's management is responsible for Provenance Capital Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01,2023 through December 31, 2023 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, we compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tuttle & Bond PLLC

Fredericksburg, Texas
February 28, 2024

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624
www.tuttlebond.com
Ph: 512.967.3517

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME: PROVENANCE CAPITAL SERVICES LLC
SEC No.: 8-70780

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$549,613.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$549,613.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss)- Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report- Statement of Income (Loss)- Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$549,613.00
8	Multiply line 7 by .0015. This is your **General Assessment**.		$ 824.00
9	Current overpayment/credit balance, if any		$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A	$ 469.00	
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s) $ 227.00		
b	Any other overpayments applied $ 0.00		
c	All payments applied for 2023 SIPC-6 and 6A(s) $ 242.00		
d	Add lines 11a through 11c	$ 469.00	
12	**LESSER** of line 10 or 11d.		$ 469.00
13 a	Amount from line 8	$ 824.00	
b	Amount from line 9	$ 0.00	
c	Amount from line 12	$ 469.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 355.00
14	Interest (see instructions) for 0 days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.		$355.00
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No. 8-70780	*Designated Examining Authority* DEA: FINRA	*FYE* 2023	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	PROVENANCE CAPITAL SERVICES LLC 1519 WOODLARK DRIVE NORTHBROOK, IL 60062		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

PROVENANCE CAPITAL SERVICES LLC	JAMES PINES
(Name of SIPC Member)	(Authorized Signatory)
1/11/2024	jim@provenancegroup.io
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

Provenance Capital Services, LLC
December 31, 2023
SIPC 7 Reconciliation

Total Due - SIPC7	$	824
Overpayment Applied	$	227
Balance Due after SIPC 6 Payment and Applied Overpayment	$	355

			Date Paid:	Check #:	Paid To:
Paid with SIPC 6	$	242	August 22, 2023	110	SIPC
Paid with SIPC 7	$	355	January 16, 2024	Online	SIPC
Total Paid	$	597			
Reconciled Difference (Overpayment) Underpayment	$	0			